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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB Number: 3235-0058 Expires: April 30, 2009 Estimated average burden hours per response . . . . . . . . . . . .2.50
SEC FILE NUMBER 000-18926
CUSIP NUMBER 47777N101

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	February 28, 2009
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Joe’s Jeans Inc.
Full Name of Registrant

Innovo Group Inc.
Former Name if Applicable

5901 S. Eastern Avenue
Address of Principal Executive Office (Street and Number)

Commerce, California 90040
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

SEC 1344 (05-06)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART III — NARRATIVE

State below in reasonable detail why Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed.)

On March 18, 2009, the Audit Committee (the “Committee”) of the registrant concluded that, upon the advice of management, and in consultation with Ernst & Young LLP, (“Ernst & Young”), the registrant’s independent registered public accounting firm, its previously issued financial statements for each of the three quarters ended February 29, 2008, May 31, 2008 and August 31, 2008, respectively, will require restatement. The registrant’s decision to restate was made in connection with the review of the registrant’s Form 10-K for the fiscal year ended November 30, 2007 and the Registration Statement on Form S-3 filed on October 15, 2008 by the Corporation Finance Division of the U.S. Securities and Exchange Commission (“SEC”). The issues raised by the SEC included the registrant’s method for (i) valuing of the assets acquired in connection with the merger of JD Holdings, Inc. (“JD Holdings”) and the allocation of the purchase price to those assets; and (ii) accounting for the contingent consideration payment to Mr. Joseph Dahan, the sole stockholder of JD Holdings, as an adjustment to the purchase price rather than as compensation expense.

On February 6, 2007, the registrant entered into a Merger Agreement, which it amended on June 25, 2007, with JD Holdings to acquire its business, which included all right, title and interest in its intellectual property, which included the Joe’s®, Joe’s Jeans™ and “JD” related brand and marks. The merger was completed on October 25, 2007. The merger was accounted for as a business combination under U.S. generally accepted accounting principles. Accordingly, management allocated the purchase price to the assets and liabilities of JD Holdings in its financial statements as of the completion of the merger as determined by the registrant’s valuations. The valuations of intangible assets, income taxes and certain other items were completed during the second quarter of fiscal 2008. In addition, under the merger agreement, Mr. Dahan was entitled, for a period of 120 months following October 25, 2007, a certain percentage of the gross profit earned by the registrant in any applicable fiscal year. The contingent consideration has been recorded as additions to goodwill as the amounts have become known.

Based upon the issues raised by the SEC, the Committee has concluded that the registrant should (i) perform a new valuation pursuant to Statement of Financial Accounting Standards No. 141 of the assets acquired in connection with the merger with JD Holdings and allocate the purchase price according to such valuation; and (ii) account for the contingent consideration payments to Mr. Dahan as compensation expense, rather than as additional purchase price. These matters have been discussed with Ernst & Young who are expected to review the registrant’s quarterly financial statements after the restatement.

In light of the pending restatement, the previously issued financial statements and other financial information contained in the registrant’s Forms 10-Q for the periods ending February 29, 2008, May 31, 2008 and August 31, 2008 should no longer be relied upon. The registrant expects to amend and restate its quarterly periods in its Annual Report on Form 10-K for the fiscal year ended November 30, 2008 (“Annual Report”) in lieu of amending the aforementioned Forms 10-Q. Upon completion of the restatement process, the registrant will file its Annual Report as soon as practicable thereafter.

Accordingly, the registrant has delayed the filing of its Quarterly Report on Form 10-Q for the fiscal quarter ended February 28, 2009 (“Quarterly Report”) while it reviews and evaluates certain financial and other information necessary to complete its Annual Report, as discussed above.  Once the registrant has completed its review and evaluation of such financial and other information and has filed its Annual Report, it will finalize the disclosure required in its Quarterly Report and file it as soon thereafter as practicable.  The registrant anticipates filing its Form 10-Q within the timeframe allowed by Rule 12b-25.

Forward-Looking Statements

Statements in this form regarding the timing of the completion of the registrant’s filing of its Quarterly Report are forward-looking statements that involve risks and uncertainties.  All forward-looking statements included in this form are based upon information available as of the date of this form, which may change, and the registrant assumes no obligation to update any such forward-looking statements.  These statements are not guarantees of future performance and actual events could differ materially from the registrant’s current expectations.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Lori Nembirkow	(323)	837-3700
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

			☐ Yes ☒ No

The Registrant has not filed its Annual Report on Form 10-K for the fiscal year ended November 30, 2008

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. Please see narrative in Part III above.

The adjustments made to our financial statements will include reallocating the purchase price based upon a new valuation, which has not yet been finalized. The accounting for the contingent consideration payments as compensation expense rather than as additional purchase price are expected to result in a charge to expense of $522,000 for the quarter ended February 29, 2008, $404,000 for the quarter ended May 31, 2008 and $410,000 for the quarter ended August 31, 2008 with a corresponding reduction to stockholders’ equity.  We do not expect any tax effect related to the compensation expense as we have a valuation allowance with respect to our net operating loss carryforwards.

Joe’s Jeans Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	April 15, 2009	By:	/s/ Marc B. Crossman
Name: Marc B. Crossman
Title: President & CEO

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).